UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ClearPoint Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55347P209

(CUSIP Number)

Mark E. Boulding

Executive Vice President and Chief Legal Officer

PTC Therapeutics, Inc.

100 Corporate Court

South Plainfield, NJ 07080

(908) 222-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209

1.	Names of Reporting Persons PTC Therapeutics, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,961,245 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,961,245 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,961,245 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.00% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	This number represents the sum of (i) 1,294,578 shares of the Issuer’s common stock (“Common Stock”) currently held by the reporting person (“PTC”), including the 4,255 shares of Common Stock acquired by the reporting person on February 23, 2021 in the Public Offering (defined below) and 1,290,323 shares of Common Stock previously acquired by the reporting person as previously reported on May 24, 2019, and (ii) 1,666,667 shares of Common Stock, which represents the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of a senior secured convertible note having a principal amount of $10,000,000 (the “PTC Note”), which PTC Note was previously acquired by the reporting person as previously reported on January 31, 2020, subject to adjustment as provided in the PTC Note.
(2)	Based on 21,153,289 shares of the Common Stock calculated based on (i) 17,358,962 shares of the Common Stock outstanding as of February 1, 2021, as set forth in the Issuer’s prospectus supplement filed with the United States Securities and Exchange Commission (the “SEC”) on February 19, 2021, plus 2,127,660 shares of Common Stock issued in the Issuer’s underwritten public offering of Common Stock, which closed on February 23, 2021 (the “Public Offering”) including the exercise in full by the underwriters of their option to purchase an additional 277,520 of the Common Stock, and (ii) 1,666,667 shares of Common Stock, which represents the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, subject to adjustment as provided in the PTC Note.

Item 1.   Security and Issuer.

This Amendment No. 2 amends the statement on Schedule 13D originally filed with the SEC on May 24, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 31, 2020 (together, this “Schedule 13D”). This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of ClearPoint Neuro, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5 Musick, Irvine, California 92618.

The reporting person is filing this Amendment No. 2 to the Schedule 13D to report the decrease in the percentage of the class beneficially owned by the reporting person due to an increase in the aggregate number of outstanding securities of the Issuer.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 3.   Source and Amounts of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended as follows:

On February 23, 2021, PTC acquired 4,255 shares of Common Stock pursuant to the Public Offering for an aggregate purchase price of $99,992.50.

The source of funds for the purchase of the Common Stock acquired in the Public Offering was working capital of PTC.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)           As of the date of this Schedule 13D, PTC beneficially owned 2,961,245 shares of Common Stock, including 4,255 shares of Common Stock acquired in the Issuer’s Public Offering, 1,290,323 shares of Common Stock previously acquired by the reporting person as previously reported on May 24, 2019, and 1,666,667 shares of Common Stock representing the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, which PTC Note was previously acquired by the reporting person as previously reported on January 31, 2020, subject to adjustment as provided in the PTC Note. Based on 21,153,289 outstanding shares of the Common Stock, calculated based on (i) 17,358,962 shares of the Common Stock outstanding as of February 1, 2021, as set forth in the Issuer’s prospectus supplement filed with the United States Securities and Exchange Commission on February 19, 2021, plus 2,127,660 shares of the Common Stock issued in the Public Offering including the exercise in full by the underwriters of their option to purchase an additional 277,520 of the Common Stock, and (ii) 1,666,667 shares of the Common Stock, which represents the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, subject to adjustment as provided in the PTC Note, the shares of Common Stock beneficially owned by PTC constitute 14.00% of the outstanding shares of Common Stock.

(b)           PTC has sole voting power and dispositive power with respect to all shares of Common Stock that it beneficially owns.

(c)           The information contained in Item 3 above is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2021	PTC Therapeutics, Inc.

	By:	/s/ Mark E. Boulding
	Name:	Mark E. Boulding
	Title:	Executive Vice President and Chief Legal Officer

5